

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2016

R. Bruce McDonald
Chief Executive Officer
Adient Limited
25-28 North Wall Quay, IFSC
Dublin 1, Ireland

> **Re:** **Adient Limited**
> **Amendment No. 2 to Form 10-12B**
> **Filed July 28, 2016**
> **File No. 001-37757**

Dear Mr. McDonald:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are to our comments in our July 13, 2016 letter.

Management's Discussion and Analysis, page 81

Segment Analysis, page 89

1. We note your response to our prior comment 2; however, the tables on pages 89, 95 and 100 continue to include total segment income. Please revise to remove the non-GAAP financial measure from the tables or provide the required disclosures outlined in Item 10(e)(1)(i) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 189

Share Ownership of Executive Officers and Directors, page 189

2. Please add Barb Samardzich to your share ownership of executive officers and directors table on page 189.

You may contact Kristin Shifflett at (202) 551-3381 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: David K. Lam
       Wachtell, Lipton, Rosen & Katz